Exhibit 12.1

ELECTRONIC ARTS INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years Ended March 31,
	2017	2016	2015	2014	2013
Earnings
Earnings before provision for (benefit from) income taxes	$1,210	$877	$925	$7	$139
Fixed charges	63	45	54	53	53
Total earnings (1)	$1,273	$922	$979	$60	$192

Fixed Charges
Interest component of rental expense	$16	$17	$23	$23	$24
Interest expense	47	28	31	30	29
Total fixed charges	$63	$45	$54	$53	$53

Ratio of earnings to fixed charges	20.2	20.5	18.1	1.1	3.6

(1) For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense. Fixed charges exclude interest associated with uncertain tax positions, which is recorded within income tax expense.